Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

PartnerRe & AXIS Capital Merger of Equals: The Result of a Thorough and Appropriate PartnerRe Board Process June 2015

1 PartnerRe, AXIS Capital, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8 - K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS Capital is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10 - Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8 - K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. DISCLAIMER Participants in Solicitation

The PartnerRe Board has acted – and continues to act – in the best interests of PartnerRe and its shareholders ▪ The merger of equals with AXIS Capital is the result of a rigorous and extensive process by the PartnerRe Board to explore strategic alternatives. ▪ The AXIS Capital transaction was unanimously approved by the PartnerRe Board, including Mr. Costas Miranthis, PartnerRe’s former CEO. ▪ The review of PartnerRe’s strategic alternatives was overseen on a day - to - day basis by a transaction committee, which regularly consulted and updated the full PartnerRe Board on developments. ▪ In a self - serving effort to distract shareholders from the important issues – value, execution risk, timing and high quality governance process – EXOR has made various assertions that must be corrected. ▪ The PartnerRe Board’s unanimous decision to recommend the AXIS Capital transaction and not the EXOR offer, reflects the results of a careful and well - advised analysis by a highly experienced board which is committed to protecting the interests of PartnerRe and its shareholders. 2

The PartnerRe Board’s decision to merge with AXIS Capital followed a thorough exploration of strategic options ▪ Over the past two years the PartnerRe Board has been intensely studying the challenges faced by the reinsurance industry, including continued industry consolidation and extremely competitive pricing. ▪ During this process, the PartnerRe Board and management actively considered various strategic options and a range of potential transactions with companies in the reinsurance and primary insurance markets. ▪ T he PartnerRe Board concluded that pursuing a sale would be not be in the best interests of the company and its shareholders because of depressed valuations in the industry. ▪ After evaluating a full range of alternatives, it became clear that AXIS Capital – a potential strategic partner with a roughly even split of reinsurance and insurance businesses – was the most compelling opportunity for the company and its shareholders . ▪ The AXIS Capital transaction is expected to result in substantial financial and operational synergies, and it satisfies the key objectives of PartnerRe’s long - term business plan: ▪ d evelop capabilities in the primary insurance market and the ability to dynamically deploy capital; ▪ e xpand size and scale in both insurance and reinsurance markets; and ▪ l everage third party capital in catastrophe and non - catastrophe markets. 3 After prolonged and in depth exploration and analysis, the PartnerRe Board decided that a strategic transaction with AXIS Capital represented the best strategic option for PartnerRe and its shareholders.

4 EXOR’s claim that the resignation of PartnerRe’s CEO left shareholders with an unattractive risk is simply incorrect  The initial contact between PartnerRe and AXIS Capital occurred at the Chairman - to - Chairman level because the role of the CEO of the combined company was in play – making the CEOs of both companies conflicted.  Given Mr. Benchimol’s experience and knowledge of both companies, the PartnerRe Board agreed to AXIS Capital’s condition that Mr. Benchimol be appointed the CEO of the combined company.  PartnerRe mutually agreed with Mr. Miranthis that he would resign at the signing of the AXIS Capital transaction to allow him to pursue other opportunities.  To be clear, Mr. Miranthis supported the transaction and joined the rest of the directors in unanimously approving the AXIS Capital transaction.  Mr. David Zwiener, who has been a director of PartnerRe since 2009 and has extensive executive experience in the insurance industry, agreed to serve as the interim CEO of the company. Mr. Zwiener’s past experience includes:  President and Chief Operating Officer of property and casualty operations, Hartford Financial Services  Chief Financial Officer, Wachovia Corporation  Managing Director and Co - head of the financial institutions group, The Carlyle Group The PartnerRe Board agreed to appoint Mr. Zwiener as the interim CEO because of his extensive relevant executive experience.

5 Mr. Zwiener’s compensation is designed to deliver shareholder value  The PartnerRe Board unanimously approved the AXIS Capital transaction and appropriately incentivized Mr. Zwiener to implement the transaction.  A significant part of the value of the AXIS Capital transaction is driven by business continuity and successful integration. T herefore it was critical that Mr. Zwiener be incentivized to ensure a successful close of the transaction.  The Board consciously included a discretionary element of compensation to ensure they could adjust Mr. Zwiener’s compensation in the event the AXIS Capital transaction is not completed.  The Board was conscious of the risk that PartnerRe faced if the AXIS Capital deal doesn’t close and therefore contracted Mr. Zwiener through April 2016.  Mr . Zwiener’s compensation package was designed with reference to the prior CEO’s package, which was benchmarked to comparable packages . Mr. Zwiener’s contract appropriately incentivizes him to deliver shareholder value and provides for management stability were the AXIS Capital transaction not to close for any reason.

 After EXOR announced its original $130.00 per share proposal, PartnerRe’s Board authorized engagement with EXOR pursuant to a waiver from AXIS Capital.  Even though the price and terms of the EXOR proposal were unacceptable, the PartnerRe Board authorized engagement in good faith to seek improvements to the EXOR proposal.  EXOR maintained that it had no flexibility on price and that it would not negotiate the proposed terms unless PartnerRe would permit EXOR to start due diligence.  Because the price of EXOR’s proposal was unacceptable, PartnerRe did not proceed to due diligence.  After EXOR announced its revised no - due - diligence $137.50 per share offer, the PartnerRe Board obtained another waiver from AXIS Capital to further engage with EXOR.  The AXIS Capital waiver allowed for ALL necessary engagement and due diligence to determine whether EXOR was prepared to improve its offer to become a transaction that was in the best interests of PartnerRe shareholders.  In response to PartnerRe Board’s invitation to engage, EXOR repeatedly and publicly stated that it had no flexibility on the $137.50 per share price.  EXOR has CONSISTENTLY REFUSED to negotiate with PartnerRe pursuant to the waiver from AXIS Capital.  EXOR has repeatedly rejected PartnerRe Board’s willingness to engage and negotiate despite a clear path to doing so . The PartnerRe Board sought to engage with EXOR to improve its price and terms Source : Company filings. (1) Based on financial statements as of 3/31/2015. 6 The PartnerRe Board remains committed to doing the right thing for PartnerRe and its shareholders.

7 This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“ PartnerRe ”) and AXIS Capital Holdings Limited (“ AXIS Capital ”). In connection with this proposed business combination, PartnerRe and AXIS Capital have filed a registration statement on Form S - 4 with the Securities and Exchange Commission (the “ SEC ”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS Capital and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS Capital. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS Capital. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS Capital through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1 - 441 - 294 - 5216. Copies of the documents filed with the SEC by AXIS Capital are available free of charge on AXIS Capital’s internet website at http://www.axiscapital.com or by contacting AXIS Capital’s Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1 - 441 - 405 - 2727 . DISCLAIMER Important Information for Investors and Shareholders

8 Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS Capital are “forward - look ing” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “ pro ject,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “po sitioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward - looking statements. These forward - looking state ments, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS Capital, may include projections of their respec tiv e future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. Th ese statements are only predictions based on current expectations and projections about future events. There are important factors that cou ld cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward - looking statements, including the risk factors set forth in PartnerRe’s and AXIS Capital’s most recent reports on Form 10 - K, Form 10 - Q and other documents on file with the SEC and the factors given below:  the failure to obtain the approval of shareholders of PartnerRe or AXIS Capital in connection with the proposed transaction;  the failure to consummate or delay in consummating the proposed transaction for other reasons;  the timing to consummate the proposed transaction;  the risk that a condition to closing of the proposed transaction may not be satisfied;  the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obta ine d subject to conditions that are not anticipated;  AXIS Capital’s or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;  the ability of either PartnerRe or AXIS Capital to effectively integrate their businesses; and  the diversion of management time on transaction - related issues. PartnerRe’s forward - looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS Capital’s forward - looking statements are based on assumptions that AXIS Capital believes to be reasonable but tha t may not prove to be accurate. Neither PartnerRe nor AXIS Capital can guarantee future results, level of activity, performance or ach iev ements. Moreover, neither PartnerRe nor AXIS Capital assumes responsibility for the accuracy and completeness of any of these forward - lo oking statements. PartnerRe and AXIS Capital assume no obligation to update or revise any forward - looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward - looking statements that speak only as of the date hereof. DISCLAIMER Forward Looking Statements